COMMENTS RECEIVED ON JUNE 8, 2016

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Series Long-Term Treasury Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 319

1. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Using statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure, and credit quality to attempt to replicate the returns of the Barclays U.S. 20+ Year Treasury Bond Index using a smaller number of securities."

C: The Staff requests that if derivatives are part of the statistical sampling strategy, we disclose that in the strategy and add a corresponding risk.

R: The current disclosure appropriately discloses the fund's principal investment strategies and risks. As discussed below, derivative instruments are not part of the fund's principal investment strategy.

2. "Fund Summary" (prospectuses)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

3. "Investment Details" (prospectuses)

"Principal Investment Strategies"

"The Adviser may also engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index."

C: The Staff requests confirmation of whether or not derivatives are a principal investment strategy.

R: Derivative transactions are not expected to rise to the level of a principal investment strategy of the fund. The excerpted disclosure is consistent with the letter from Barry Miller to the ICI regarding derivatives disclosure.

4. "Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we explain whether derivatives will be included in the calculation of the fund's compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the fund's derivatives will not be included toward the 80% policy.

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 319

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R: Though we understand that in appropriate circumstances derivatives may qualify for the fund's name test, we confirm that at this time the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund's derivatives would not be included toward the 80% policy.

5. "Investment Policies and Limitations" (SAIs)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when a fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if a fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

6. "Investment Details" (prospectuses)

"Description of Principal Security Types"

C: The Staff requests that we disclose the maturity policy and credit quality for the debt securities in which the fund may invest.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular maturity or credit quality. Accordingly, we have not modified disclosure.

7. "Investment Details" (prospectuses)

"Description of Principal Security Types"

"U.S. Government securities are high-quality securities issued or guaranteed by the U.S. Treasury or by an agency or instrumentality of the U.S. Government. U.S. Government securities may be backed by the full faith and credit of the U.S. Treasury, the right to borrow from the U.S. Treasury, or the agency or instrumentality issuing or guaranteeing the security. U.S. Government securities include mortgage and other asset-backed securities."

C: The Staff requests that we provide specific discussion of U.S. Treasury securities under "Description of Principal Security Types."

R: U.S. Treasury securities are discussed under "U.S. Government securities", which are defined as "high-quality securities issued or guaranteed by the U.S. Treasury." We believe this definition appropriately defines the U.S. Treasury securities the fund will invest in.

8. "Investment Details" (prospectuses)

"Principal Investment Risks"

"Leverage Risk. Derivatives and forward-settling securities involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities also involve the risk that a security will not be issued, delivered, or paid for when anticipated. Government legislation or regulation could affect the use of these transactions and could limit the fund's ability to pursue its investment strategies."

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 319

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C: The Staff requests that we add a corresponding risk to "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Leverage risk is not expected to be a principal investment risk for the fund, but because the fund may invest in derivatives and forward-settling securities, the fund could be exposed to some leverage risk. General Instruction C.3(b) under Form N-1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required. Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as "principal" in the "Summary" section.

9. "Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105), Post-Effective Amendment No. 319

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10. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.